UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2015

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

January 23, 2015

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pierre Dulin

Name: Pierre Dulin
Title: General Manager

NOTA: LA INFORMACION INCLUIDA EN EL PRESENTE REPORTE 6-K FUE PREPARADA EN UNA BASE NO CONSOLIDADA Y EXCLUYE LA INFORMACION FINANCIERA DE BLADEX HOLDINGS INC., ALPHA4X OFFSHORE FEEDER FUND, BLADEX REPRESENTACAO LTDA., Y BLADEX INVESTIMENTOS LTDA., SEGUN LO EXIGIDO POR LAS LEYES Y REGULACIONES A LAS CUALES ESTAMOS SUJETOS EN PANAMA, EL PAIS DONDE LA SOCIEDA SE ENCUENTRA CONSTITUIDA Y DONDE ESTAMOS REGULADOS COMO UNA INSTITUCION FINANCIERA. PROPORCIONAMOS LOS ESTADOS FINANCIEROS ANUALES CONSOLIDADOS EN EL REPORTE 20-F QUE SE PRESENTA PARA CADA AÑO FISCAL ANTE EL SECURITIES AND EXCHANGE COMMISSION. LA INFORMACION FINANCIERA NO CONSOLIDADA CONTENIDA EN EL PRESENTE PODRA SER SUBSTANCIALMENTE DIFERENTE DE NUESTROS RESULTADOS FINANCIEROS CONSOLIDADOS PARA EL MISMO PERIODO.

BALANCE DE SITUACION BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DE DICIEMBRE 2013 A NOVIEMBRE 2014 (En Miles de Balboas) *	29 de diciembre 2014

	Variación		2013	2014
	Absoluta	%	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre
ACTIVOS LIQUIDOS	-188,798.62	-22.50	839,167.61	775,107.42	504,444.06	583,756.85	490,238.94	801,752.55	748,922.89	397,221.49	661,226.75	646,781.47	853,107.81	650,368.99	0.00
Depósitos Locales en Bancos	-196.97	-57.25	344.03	307.98	158.03	175.33	541.12	240.96	176.20	213.19	74.42	210.29	576.53	147.05	0.00
A la Vista	-196.97	-57.25	344.03	307.98	158.03	175.33	541.12	240.96	176.20	213.19	74.42	210.29	576.53	147.05	0.00
A Plazo	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Depósitos Extranjeros en Bancos	-188,601.30	-22.48	838,816.16	774,792.18	504,275.92	583,573.08	489,689.30	801,504.14	748,738.69	396,997.95	661,143.78	646,563.80	852,522.35	650,214.86	0.00
A la Vista	-138,601.30	-17.80	778,816.16	714,792.18	474,275.92	553,573.08	489,689.30	801,504.14	748,738.69	396,997.95	661,143.78	636,563.80	842,522.35	640,214.86	0.00
A Plazo	-50,000.00	-83.33	60,000.00	60,000.00	30,000.00	30,000.00	0.00	0.00	0.00	0.00	0.00	10,000.00	10,000.00	10,000.00	0.00
Menos Provisiones	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros	-0.35	-4.73	7.43	7.27	10.11	8.44	8.51	7.45	8.00	10.35	8.54	7.38	8.93	7.07	0.00
CARTERA CREDITICIA	656,928.14	10.81	6,075,547.26	6,059,117.73	6,007,608.18	6,025,420.86	6,181,707.97	6,491,257.88	6,382,353.34	6,344,529.66	6,397,864.14	6,698,768.50	6,822,900.58	6,732,475.40	0.00
Locales	112,846.54	35.13	321,179.95	352,709.20	363,760.47	376,975.05	368,176.86	377,857.69	413,833.94	410,551.35	420,686.29	445,811.29	456,169.89	434,026.50	0.00
Extranjero	478,633.08	8.21	5,827,118.44	5,779,159.66	5,716,598.84	5,721,180.52	5,886,265.83	6,186,357.50	6,044,684.58	6,010,172.30	6,053,371.85	6,260,259.83	6,374,033.30	6,305,751.52	0.00
Menos Provisiones	-65,448.52	-89.96	72,751.13	72,751.13	72,751.13	72,734.71	72,734.71	72,957.32	76,165.18	76,193.99	76,193.99	7,302.61	7,302.61	7,302.61	0.00
Locales	1,299.80	42.27	3,074.81	3,074.81	3,074.81	6,380.69	5,249.33	4,786.15	4,967.64	4,499.43	4,597.82	4,374.61	4,374.61	4,374.61	0.00
Extranjero	-66,748.32	-95.80	69,676.32	69,676.32	69,676.32	66,354.02	67,485.37	68,171.16	71,197.54	71,694.56	71,596.16	2,928.01	2,928.01	2,928.01	0.00
INVERSIONES EN VALORES	63,494.23	14.09	450,717.16	452,090.99	447,445.56	435,699.12	429,350.57	427,124.87	436,663.67	455,084.88	499,954.05	462,582.23	486,426.23	514,211.38	0.00
Locales	16,786.97	49.79	33,716.64	35,579.11	35,723.22	36,814.63	36,851.88	36,702.43	42,041.70	41,934.48	43,721.80	49,450.37	50,563.22	50,503.61	0.00
Extranjero	46,707.26	11.20	417,000.51	416,511.89	411,722.34	398,884.50	392,498.69	390,422.45	394,621.97	413,150.39	456,232.25	413,131.85	435,863.01	463,707.77	0.00
Menos Provisiones	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTROS ACTIVOS	93,193.71	122.67	75,973.24	74,073.49	119,145.85	104,872.24	83,647.80	107,269.27	126,461.77	106,571.43	107,458.84	73,736.55	106,647.23	169,166.95	0.00
Locales	5,015.92	26.65	18,821.17	19,692.83	29,038.38	19,697.94	17,864.89	31,560.44	33,150.79	21,383.91	20,053.83	17,831.75	17,904.42	23,837.08	0.00
Extranjero	88,177.79	154.29	57,152.08	54,380.67	90,107.46	85,174.30	65,782.91	75,708.83	93,310.98	85,187.52	87,405.01	55,904.80	88,742.81	145,329.87	0.00
TOTAL DE ACTIVOS	624,817.45	8.40	7,441,405.28	7,360,389.64	7,078,643.65	7,149,749.08	7,184,945.28	7,827,404.58	7,694,401.67	7,303,407.46	7,666,503.79	7,881,868.75	8,269,081.85	8,066,222.72	0.00
DEPOSITOS	498,062.86	21.09	2,361,335.97	2,551,910.22	2,495,192.52	2,510,666.20	2,355,714.35	2,746,613.52	2,972,935.76	2,657,482.19	2,798,881.09	3,119,939.42	3,135,399.87	2,859,398.82	0.00
Locales	36,684.69	7.48	490,618.23	442,018.67	499,708.59	497,674.28	469,161.78	511,153.53	519,315.95	568,746.41	522,423.56	545,963.75	542,414.85	527,302.92	0.00
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	-5,865.97	-3.67	160,044.72	160,443.05	160,126.22	160,076.16	160,573.84	160,053.91	138,207.37	138,141.82	133,811.96	134,357.61	154,298.30	154,178.75	0.00
A la Vista	3,134.03	7007.79	44.72	443.05	126.22	76.16	573.84	53.91	207.37	141.82	2,811.96	3,357.61	3,298.30	3,178.75	0.00
A Plazo	-9,000.00	-5.63	160,000.00	160,000.00	160,000.00	160,000.00	160,000.00	160,000.00	138,000.00	138,000.00	131,000.00	131,000.00	151,000.00	151,000.00	0.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	42,550.66	12.87	330,573.51	281,575.62	339,582.37	337,598.12	308,587.93	351,099.61	381,108.58	430,604.59	388,611.60	411,606.14	388,116.55	373,124.17	0.00
A la Vista	0.00	0.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	0.00
A Plazo	42,550.66	12.87	330,558.51	281,560.62	339,567.37	337,583.12	308,572.93	351,084.61	381,093.58	430,589.59	388,596.60	411,591.14	388,101.55	373,109.17	0.00
Extranjero	461,378.17	24.66	1,870,717.74	2,109,891.55	1,995,483.93	2,012,991.92	1,886,552.57	2,235,460.00	2,453,619.81	2,088,735.78	2,276,457.52	2,573,975.67	2,592,985.02	2,332,095.91	0.00
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	5,427.29	12.72	42,664.93	159,905.24	124,160.15	46,423.29	65,564.66	134,743.39	68,320.34	68,408.10	57,167.85	54,653.50	158,447.45	48,092.22	0.00
A la Vista	192.93	12.68	1,521.77	1,531.80	3,704.13	6,895.99	18,952.69	18,045.57	1,549.83	1,550.99	1,563.21	1,561.29	1,587.03	1,714.70	0.00
A Plazo	5,234.36	12.72	41,143.16	158,373.44	120,456.02	39,527.30	46,611.97	116,697.82	66,770.51	66,857.11	55,604.64	53,092.22	156,860.42	46,377.52	0.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	455,950.88	24.94	1,828,052.81	1,949,986.31	1,871,323.78	1,966,568.63	1,820,987.91	2,100,716.60	2,385,299.46	2,020,327.69	2,219,289.67	2,519,322.17	2,434,537.57	2,284,003.69	0.00
A la Vista	113,637.29	184.88	61,466.02	52,551.94	49,346.70	82,543.98	18,913.47	76,177.58	179,290.98	69,989.30	102,876.24	68,312.11	25,671.30	175,103.31	0.00
A Plazo	342,313.59	19.38	1,766,586.79	1,897,434.37	1,821,977.07	1,884,024.65	1,802,074.43	2,024,539.03	2,206,008.48	1,950,338.39	2,116,413.43	2,451,010.06	2,408,866.27	2,108,900.38	0.00
OBLIGACIONES	-96,319.66	-2.32	4,145,397.61	3,875,280.87	3,611,188.98	3,653,105.36	3,873,382.62	4,102,519.28	3,706,350.65	3,621,468.26	3,832,809.40	3,694,832.53	4,034,333.44	4,049,077.95	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-96,319.66	-2.32	4,145,397.61	3,875,280.87	3,611,188.98	3,653,105.36	3,873,382.62	4,102,519.28	3,706,350.65	3,621,468.26	3,832,809.40	3,694,832.53	4,034,333.44	4,049,077.95	0.00
OTROS PASIVOS	89,897.44	146.72	61,273.47	52,047.76	80,866.80	85,280.71	66,537.93	84,482.77	115,622.84	121,956.57	121,900.04	70,919.88	103,708.39	151,170.92	0.00
Locales	2,299.16	30.12	7,632.95	7,538.30	7,262.53	11,353.42	8,277.18	24,179.43	31,169.91	25,881.53	25,912.42	12,965.27	13,665.43	9,932.11	0.00
Extranjero	87,598.28	163.31	53,640.53	44,509.46	73,604.27	73,927.29	58,260.75	60,303.34	84,452.92	96,075.04	95,987.62	57,954.61	90,042.97	141,238.81	0.00
PATRIMONIO	133,176.81	15.25	873,398.22	881,150.79	891,395.34	900,696.81	889,310.37	893,789.01	899,492.43	902,500.45	912,913.26	996,176.91	995,640.15	1,006,575.04	0.00
Capital	3,020.50	0.95	316,619.03	316,818.39	316,576.04	317,056.59	317,427.71	317,599.83	317,782.41	318,047.41	318,534.05	319,343.57	319,432.71	319,639.53	0.00
Reservas de Capital	0.00	0.00	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	0.00
Otras Reservas	79,559.86	45074.30	176.51	-738.43	-877.88	-711.88	-999.94	-7,586.18	-7,467.21	-199.51	-1,793.54	78,752.65	77,735.56	79,736.37	0.00
Provisiones Dinámicas	77,548.19	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	77,548.19	77,548.19	77,548.19	0.00
Otras Reservas	2,011.67	1139.70	176.51	-738.43	-877.88	-711.88	-999.94	-7,586.18	-7,467.21	-199.51	-1,793.54	1,204.46	187.37	2,188.18	0.00
Utilidad de Periodos Anteriores	47,830.91	12.69	376,878.81	471,576.86	471,576.86	471,576.86	451,830.78	451,828.21	451,828.21	438,280.90	438,280.90	438,282.35	424,709.72	424,709.72	0.00
Utilidad de Periodo	1,548.33	1.63	94,707.92	9,416.07	16,082.43	23,418.11	30,056.27	38,987.94	44,347.73	55,306.56	64,008.28	70,940.10	83,863.80	96,256.25	0.00
Ganancia o Perdida en Valores Disponible para la venta	1,217.21	-11.94	-10,194.21	-11,132.24	-7,172.26	-5,853.02	-4,214.60	-2,250.93	-2,208.86	-4,145.07	-1,326.58	-6,351.91	-5,311.80	-8,977.00	0.00
Deuda Subordinada	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
PASIVO Y PATRIMONIO	624,817.45	8.40	7,441,405.27	7,360,389.64	7,078,643.64	7,149,749.08	7,184,945.28	7,827,404.58	7,694,401.67	7,303,407.46	7,666,503.79	7,881,868.75	8,269,081.85	8,066,222.72	0.00

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.

(sitioweb: http://www.superbancos.gob.pa).

NOTA: LA INFORMACION INCLUIDA EN EL PRESENTE REPORTE 6-K FUE PREPARADA EN UNA BASE NO CONSOLIDADA Y EXCLUYE LA INFORMACION FINANCIERA DE BLADEX HOLDINGS INC., ALPHA4X OFFSHORE FEEDER FUND, BLADEX REPRESENTACAO LTDA., Y BLADEX INVESTIMENTOS LTDA., SEGUN LO EXIGIDO POR LAS LEYES Y REGULACIONES A LAS CUALES ESTAMOS SUJETOS EN PANAMA, EL PAIS DONDE LA SOCIEDA SE ENCUENTRA CONSTITUIDA Y DONDE ESTAMOS REGULADOS COMO UNA INSTITUCION FINANCIERA. PROPORCIONAMOS LOS ESTADOS FINANCIEROS ANUALES CONSOLIDADOS EN EL REPORTE 20-F QUE SE PRESENTA PARA CADA AÑO FISCAL ANTE EL SECURITIES AND EXCHANGE COMMISSION. LA INFORMACION FINANCIERA NO CONSOLIDADA CONTENIDA EN EL PRESENTE PODRA SER SUBSTANCIALMENTE DIFERENTE DE NUESTROS RESULTADOS FINANCIEROS CONSOLIDADOS PARA EL MISMO PERIODO.

ESTADO DE RESULTADO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DE DICIEMBRE 2013 A NOVIEMBRE 2014 (En Miles de Balboas) *	29 de diciembre 2014

	2013	2014
	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre	Acumulado
Ingresos Por Intereses	203,001.61	17,205.13	15,385.11	17,005.30	16,743.10	17,988.41	17,341.18	18,130.15	18,384.01	18,270.33	18,833.85	18,618.18	0.00	193,904.76
Préstamos	192,978.77	16,279.27	14,576.71	16,151.36	15,958.75	17,049.81	16,489.84	17,186.47	17,465.99	17,374.68	17,843.25	17,674.04	0.00	184,050.17
Depósitos	1,525.71	143.25	133.06	97.29	85.85	165.46	122.18	131.37	99.73	109.26	193.68	147.30	0.00	1,428.44
Inversiones	8,497.13	782.61	675.33	756.66	698.50	773.14	729.16	812.32	818.29	786.39	796.91	796.85	0.00	8,426.15
Arrendamiento Financiero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros Ingresos	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Egresos de Operaciones	80,470.80	6,193.16	5,411.96	5,904.60	5,910.71	6,275.89	6,042.32	5,962.42	6,033.92	6,009.95	6,020.40	5,878.21	0.00	65,643.53
Intereses Pagados	80,366.24	6,193.68	5,403.00	5,873.01	5,909.37	6,259.93	6,010.71	5,950.18	6,009.20	5,979.51	5,997.90	5,855.75	0.00	65,442.23
Comisiones	104.56	-0.52	8.96	31.59	1.34	15.96	31.61	12.24	24.72	30.44	22.50	22.46	0.00	201.30
Ingreso Neto de Intereses	122,530.81	11,011.98	9,973.15	11,100.70	10,832.39	11,712.52	11,298.87	12,167.73	12,350.09	12,260.38	12,813.45	12,739.97	0.00	128,261.23
Otros Ingresos	146,712.58	11,215.79	9,411.77	9,153.30	4,762.25	8,570.26	8,467.25	15,705.61	11,377.54	22,832.89	10,793.17	16,830.21	0.00	129,120.04
Comisiones	13,732.24	1,725.08	912.18	1,672.55	960.35	1,013.59	2,272.89	1,462.54	1,342.56	1,371.38	1,173.38	1,389.12	0.00	15,295.62
Operaciones con Divisas	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividendos	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros ingresos	132,980.34	9,490.71	8,499.59	7,480.75	3,801.90	7,556.67	6,194.36	14,243.07	10,034.98	21,461.51	9,619.79	15,441.09	0.00	113,824.42
Ingresos de Operaciones	269,243.39	22,227.77	19,384.91	20,254.01	15,594.64	20,282.78	19,766.11	27,873.34	23,727.63	35,093.27	23,606.62	29,570.18	0.00	257,381.26
Egresos Generales	175,752.84	12,811.70	12,718.55	12,934.76	8,956.48	11,128.50	10,944.06	16,914.51	14,991.10	24,389.57	10,682.91	17,177.73	0.00	153,649.88
Gastos Administrativos	30,953.30	2,130.19	2,048.68	3,694.98	2,527.42	2,591.46	2,788.52	2,571.35	2,638.97	2,475.57	2,493.61	2,658.05	0.00	28,618.82
Gastos Generales	6,526.09	423.62	623.98	661.79	746.02	685.77	620.97	738.66	470.90	532.27	908.84	420.73	0.00	6,833.56
Gastos de Depreciación	2,669.53	216.00	215.57	214.31	214.30	210.58	201.29	199.07	198.75	198.26	191.10	190.40	0.00	2,249.63
Otros Gastos	135,603.91	10,041.89	9,830.31	8,363.68	5,468.74	7,640.69	7,333.28	13,405.43	11,682.47	21,183.47	7,089.36	13,908.55	0.00	115,947.87
Utilidad antes de Provisiones	93,490.55	9,416.07	6,666.36	7,319.25	6,638.16	9,154.28	8,822.05	10,958.84	8,736.53	10,703.70	12,923.71	12,392.45	0.00	103,731.39
Provisiones por Cuentas Malas	-1,217.37	0.00	0.00	-16.42	0.00	222.61	3,462.26	0.00	0.00	3,771.88	0.00	0.00	0.00	7,440.32
Utilidad del Periodo	94,707.92	9,416.07	6,666.36	7,335.67	6,638.16	8,931.67	5,359.79	10,958.84	8,736.53	6,931.82	12,923.71	12,392.45	0.00	96,291.07

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.

(sitioweb: http://www.superbancos.gob.pa).

NOTE: THE FINANCIAL INFORMATION INCLUDED IN THIS FORM 6-K HAS BEEN PREPARED ON A NON-CONSOLIDATED BASIS AND EXCLUDES FINANCIAL INFORMATION FOR BLADEX HOLDINGS INC., ALPHA4X OFFSHORE FEEDER FUND, BLADEX REPRESENTACAO LTDA., AND BLADEX INVESTIMENTOS LTDA., AS REQUIRED BY THE LAWS AND REGULATIONS APPLICABLE TO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. ("BLADEX") IN PANAMA, COUNTRY OF INCORPORATION WHERE BLADEX IS REGULATED AS A BANK WITH A GENERAL LICENSE . WE PROVIDE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS IN OUR ANNUAL REPORT ON FORM 20-F FOR EACH FISCAL YEAR. THE NON-CONSOLIDATED FINANCIAL INFORMATION CONTAINED HEREIN MAY DIFFER MATERIALLY FROM OUR CONSOLIDATED FINANCIAL RESULTS FOR THE SAME PERIOD.

BALANCE SHEET BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DECEMBER 2013 - NOVEMBER 2014 (In Thousand Balboas) *	December 29, 2014

	Absolute		2013	2014
	Variation	%	December	January	February	March	April	May	June	July	August	September	October	November	December
LIQUID ASSETS	-188,798.62	-22.50	839,167.61	775,107.42	504,444.06	583,756.85	490,238.94	801,752.55	748,922.89	397,221.49	661,226.75	646,781.47	853,107.81	650,368.99	0.00
Local Deposits in Banks	-196.97	-57.25	344.03	307.98	158.03	175.33	541.12	240.96	176.20	213.19	74.42	210.29	576.53	147.05	0.00
Demand	-196.97	-57.25	344.03	307.98	158.03	175.33	541.12	240.96	176.20	213.19	74.42	210.29	576.53	147.05	0.00
Time	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign Deposits in Banks	-188,601.30	-22.48	838,816.16	774,792.18	504,275.92	583,573.08	489,689.30	801,504.14	748,738.69	396,997.95	661,143.78	646,563.80	852,522.35	650,214.86	0.00
Demand	-138,601.30	-17.80	778,816.16	714,792.18	474,275.92	553,573.08	489,689.30	801,504.14	748,738.69	396,997.95	661,143.78	636,563.80	842,522.35	640,214.86	0.00
Time	-50,000.00	-83.33	60,000.00	60,000.00	30,000.00	30,000.00	0.00	0.00	0.00	0.00	0.00	10,000.00	10,000.00	10,000.00	0.00
Less Allowance	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Others	-0.35	-4.73	7.43	7.27	10.11	8.44	8.51	7.45	8.00	10.35	8.54	7.38	8.93	7.07	0.00
CREDIT PORTFOLIO	656,928.14	10.81	6,075,547.26	6,059,117.73	6,007,608.18	6,025,420.86	6,181,707.97	6,491,257.88	6,382,353.34	6,344,529.66	6,397,864.14	6,698,768.50	6,822,900.58	6,732,475.40	0.00
Local	112,846.54	35.13	321,179.95	352,709.20	363,760.47	376,975.05	368,176.86	377,857.69	413,833.94	410,551.35	420,686.29	445,811.29	456,169.89	434,026.50	0.00
Foreign	478,633.08	8.21	5,827,118.44	5,779,159.66	5,716,598.84	5,721,180.52	5,886,265.83	6,186,357.50	6,044,684.58	6,010,172.30	6,053,371.85	6,260,259.83	6,374,033.30	6,305,751.52	0.00
Less Allowance	-65,448.52	-89.96	72,751.13	72,751.13	72,751.13	72,734.71	72,734.71	72,957.32	76,165.18	76,193.99	76,193.99	7,302.61	7,302.61	7,302.61	0.00
Local	1,299.80	42.27	3,074.81	3,074.81	3,074.81	6,380.69	5,249.33	4,786.15	4,967.64	4,499.43	4,597.82	4,374.61	4,374.61	4,374.61	0.00
Foreign	-66,748.32	-95.80	69,676.32	69,676.32	69,676.32	66,354.02	67,485.37	68,171.16	71,197.54	71,694.56	71,596.16	2,928.01	2,928.01	2,928.01	0.00
INVESTMENT SECURITIES	63,494.23	14.09	450,717.16	452,090.99	447,445.56	435,699.12	429,350.57	427,124.87	436,663.67	455,084.88	499,954.05	462,582.23	486,426.23	514,211.38	0.00
Local	16,786.97	49.79	33,716.64	35,579.11	35,723.22	36,814.63	36,851.88	36,702.43	42,041.70	41,934.48	43,721.80	49,450.37	50,563.22	50,503.61	0.00
Foreign	46,707.26	11.20	417,000.51	416,511.89	411,722.34	398,884.50	392,498.69	390,422.45	394,621.97	413,150.39	456,232.25	413,131.85	435,863.01	463,707.77	0.00
Less Allowance	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTHER ASSETS	93,193.71	122.67	75,973.24	74,073.49	119,145.85	104,872.24	83,647.80	107,269.27	126,461.77	106,571.43	107,458.84	73,736.55	106,647.23	169,166.95	0.00
Local	5,015.92	26.65	18,821.17	19,692.83	29,038.38	19,697.94	17,864.89	31,560.44	33,150.79	21,383.91	20,053.83	17,831.75	17,904.42	23,837.08	0.00
Foreign	88,177.79	154.29	57,152.08	54,380.67	90,107.46	85,174.30	65,782.91	75,708.83	93,310.98	85,187.52	87,405.01	55,904.80	88,742.81	145,329.87	0.00
TOTAL ASSETS	624,817.45	8.40	7,441,405.28	7,360,389.64	7,078,643.65	7,149,749.08	7,184,945.28	7,827,404.58	7,694,401.67	7,303,407.46	7,666,503.79	7,881,868.75	8,269,081.85	8,066,222.72	0.00
DEPOSITS	498,062.86	21.09	2,361,335.97	2,551,910.22	2,495,192.52	2,510,666.20	2,355,714.35	2,746,613.52	2,972,935.76	2,657,482.19	2,798,881.09	3,119,939.42	3,135,399.87	2,859,398.82	0.00
Local	36,684.69	7.48	490,618.23	442,018.67	499,708.59	497,674.28	469,161.78	511,153.53	519,315.95	568,746.41	522,423.56	545,963.75	542,414.85	527,302.92	0.00
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	-5,865.97	-3.67	160,044.72	160,443.05	160,126.22	160,076.16	160,573.84	160,053.91	138,207.37	138,141.82	133,811.96	134,357.61	154,298.30	154,178.75	0.00
Demand	3,134.03	7,007.79	44.72	443.05	126.22	76.16	573.84	53.91	207.37	141.82	2,811.96	3,357.61	3,298.30	3,178.75	0.00
Time	-9,000.00	-5.63	160,000.00	160,000.00	160,000.00	160,000.00	160,000.00	160,000.00	138,000.00	138,000.00	131,000.00	131,000.00	151,000.00	151,000.00	0.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	42,550.66	12.87	330,573.51	281,575.62	339,582.37	337,598.12	308,587.93	351,099.61	381,108.58	430,604.59	388,611.60	411,606.14	388,116.55	373,124.17	0.00
Demand	0.00	0.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	0.00
Time	42,550.66	12.87	330,558.51	281,560.62	339,567.37	337,583.12	308,572.93	351,084.61	381,093.58	430,589.59	388,596.60	411,591.14	388,101.55	373,109.17	0.00
Foreign	461,378.17	24.66	1,870,717.74	2,109,891.55	1,995,483.93	2,012,991.92	1,886,552.57	2,235,460.00	2,453,619.81	2,088,735.78	2,276,457.52	2,573,975.67	2,592,985.02	2,332,095.91	0.00
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	5,427.29	12.72	42,664.93	159,905.24	124,160.15	46,423.29	65,564.66	134,743.39	68,320.34	68,408.10	57,167.85	54,653.50	158,447.45	48,092.22	0.00
Demand	192.93	12.68	1,521.77	1,531.80	3,704.13	6,895.99	18,952.69	18,045.57	1,549.83	1,550.99	1,563.21	1,561.29	1,587.03	1,714.70	0.00
Time	5,234.36	12.72	41,143.16	158,373.44	120,456.02	39,527.30	46,611.97	116,697.82	66,770.51	66,857.11	55,604.64	53,092.22	156,860.42	46,377.52	0.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	455,950.88	24.94	1,828,052.81	1,949,986.31	1,871,323.78	1,966,568.63	1,820,987.91	2,100,716.60	2,385,299.46	2,020,327.69	2,219,289.67	2,519,322.17	2,434,537.57	2,284,003.69	0.00
Demand	113,637.29	184.88	61,466.02	52,551.94	49,346.70	82,543.98	18,913.47	76,177.58	179,290.98	69,989.30	102,876.24	68,312.11	25,671.30	175,103.31	0.00
Time	342,313.59	19.38	1,766,586.79	1,897,434.37	1,821,977.07	1,884,024.65	1,802,074.43	2,024,539.03	2,206,008.48	1,950,338.39	2,116,413.43	2,451,010.06	2,408,866.27	2,108,900.38	0.00
BORROWINGS	-96,319.66	-2.32	4,145,397.61	3,875,280.87	3,611,188.98	3,653,105.36	3,873,382.62	4,102,519.28	3,706,350.65	3,621,468.26	3,832,809.40	3,694,832.53	4,034,333.44	4,049,077.95	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-96,319.66	-2.32	4,145,397.61	3,875,280.87	3,611,188.98	3,653,105.36	3,873,382.62	4,102,519.28	3,706,350.65	3,621,468.26	3,832,809.40	3,694,832.53	4,034,333.44	4,049,077.95	0.00
OTHER LIABILITIES	89,897.44	146.72	61,273.47	52,047.76	80,866.80	85,280.71	66,537.93	84,482.77	115,622.84	121,956.57	121,900.04	70,919.88	103,708.39	151,170.92	0.00
Local	2,299.16	30.12	7,632.95	7,538.30	7,262.53	11,353.42	8,277.18	24,179.43	31,169.91	25,881.53	25,912.42	12,965.27	13,665.43	9,932.11	0.00
Foreign	87,598.28	163.31	53,640.53	44,509.46	73,604.27	73,927.29	58,260.75	60,303.34	84,452.92	96,075.04	95,987.62	57,954.61	90,042.97	141,238.81	0.00
STOCKHOLDERS´ EQUITY	133,176.81	15.25	873,398.22	881,150.79	891,395.34	900,696.81	889,310.37	893,789.01	899,492.43	902,500.45	912,913.26	996,176.91	995,640.15	1,006,575.04	0.00
Capital	3,020.50	0.95	316,619.03	316,818.39	316,576.04	317,056.59	317,427.71	317,599.83	317,782.41	318,047.41	318,534.05	319,343.57	319,432.71	319,639.53	0.00
Capital Reserves	0.00	0.00	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	0.00
Other Reserves	79,559.86	45,074.30	176.51	-738.43	-877.88	-711.88	-999.94	-7,586.18	-7,467.21	-199.51	-1,793.54	78,752.65	77,735.56	79,736.37	0.00
Dynamic Provision	77,548.19	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	77,548.19	77,548.19	77,548.19	0.00
Other Reserves	2,011.67	1,139.70	176.51	-738.43	-877.88	-711.88	-999.94	-7,586.18	-7,467.21	-199.51	-1,793.54	1,204.46	187.37	2,188.18	0.00
Retained Earnings	47,830.91	12.69	376,878.81	471,576.86	471,576.86	471,576.86	451,830.78	451,828.21	451,828.21	438,280.90	438,280.90	438,282.35	424,709.72	424,709.72	0.00
Net Income	1,548.33	1.63	94,707.92	9,416.07	16,082.43	23,418.11	30,056.27	38,987.94	44,347.73	55,306.56	64,008.28	70,940.10	83,863.80	96,256.25	0.00
Gain or Loss in Securities available for sale	1,217.21	-11.94	-10,194.21	-11,132.24	-7,172.26	-5,853.02	-4,214.60	-2,250.93	-2,208.86	-4,145.07	-1,326.58	-6,351.91	-5,311.80	-8,977.00	0.00
Subordinated Debt	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
LIABILITIES AND STOCKHOLDER'S EQUITY	624,817.45	8.40	7,441,405.27	7,360,389.64	7,078,643.64	7,149,749.08	7,184,945.28	7,827,404.58	7,694,401.67	7,303,407.46	7,666,503.79	7,881,868.75	8,269,081.85	8,066,222.72	0.00

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama

(website: http://www.superbancos.gob.pa).

NOTE: THE FINANCIAL INFORMATION INCLUDED IN THIS FORM 6-K HAS BEEN PREPARED ON A NON-CONSOLIDATED BASIS AND EXCLUDES FINANCIAL INFORMATION FOR BLADEX HOLDINGS INC., ALPHA4X OFFSHORE FEEDER FUND, BLADEX REPRESENTACAO LTDA., AND BLADEX INVESTIMENTOS LTDA., AS REQUIRED BY THE LAWS AND REGULATIONS APPLICABLE TO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. ("BLADEX") IN PANAMA, COUNTRY OF INCORPORATION WHERE BLADEX IS REGULATED AS A BANK WITH A GENERAL LICENSE . WE PROVIDE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS IN OUR ANNUAL REPORT ON FORM 20-F FOR EACH FISCAL YEAR. THE NON-CONSOLIDATED FINANCIAL INFORMATION CONTAINED HEREIN MAY DIFFER MATERIALLY FROM OUR CONSOLIDATED FINANCIAL RESULTS FOR THE SAME PERIOD.

STATEMENT OF INCOME BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DECEMBER 2013 - NOVEMBER 2014 (In Thousand Balboas) *	December 29, 2014

	2013	2014
	December	January	February	March	April	May	June	July	August	September	October	November	December	Year to date
Interest Income	203,001.61	17,205.13	15,385.11	17,005.30	16,743.10	17,988.41	17,341.18	18,130.15	18,384.01	18,270.33	18,833.85	18,618.18	0.00	193,904.76
Loans	192,978.77	16,279.27	14,576.71	16,151.36	15,958.75	17,049.81	16,489.84	17,186.47	17,465.99	17,374.68	17,843.25	17,674.04	0.00	184,050.17
Deposits	1,525.71	143.25	133.06	97.29	85.85	165.46	122.18	131.37	99.73	109.26	193.68	147.30	0.00	1,428.44
Investments	8,497.13	782.61	675.33	756.66	698.50	773.14	729.16	812.32	818.29	786.39	796.91	796.85	0.00	8,426.15
Financial Leases	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Interest Expense	80,470.80	6,193.16	5,411.96	5,904.60	5,910.71	6,275.89	6,042.32	5,962.42	6,033.92	6,009.95	6,020.40	5,878.21	0.00	65,643.53
Interest	80,366.24	6,193.68	5,403.00	5,873.01	5,909.37	6,259.93	6,010.71	5,950.18	6,009.20	5,979.51	5,997.90	5,855.75	0.00	65,442.23
Commissions	104.56	-0.52	8.96	31.59	1.34	15.96	31.61	12.24	24.72	30.44	22.50	22.46	0.00	201.30
Net Interest Income	122,530.81	11,011.98	9,973.15	11,100.70	10,832.39	11,712.52	11,298.87	12,167.73	12,350.09	12,260.38	12,813.45	12,739.97	0.00	128,261.23
Other Income	146,712.58	11,215.79	9,411.77	9,153.30	4,762.25	8,570.26	8,467.25	15,705.61	11,377.54	22,832.89	10,793.17	16,830.21	0.00	129,120.04
Commissions	13,732.24	1,725.08	912.18	1,672.55	960.35	1,013.59	2,272.89	1,462.54	1,342.56	1,371.38	1,173.38	1,389.12	0.00	15,295.62
Foreign currency operations	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividends	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	132,980.34	9,490.71	8,499.59	7,480.75	3,801.90	7,556.67	6,194.36	14,243.07	10,034.98	21,461.51	9,619.79	15,441.09	0.00	113,824.42
Operating Income	269,243.39	22,227.77	19,384.91	20,254.01	15,594.64	20,282.78	19,766.11	27,873.34	23,727.63	35,093.27	23,606.62	29,570.18	0.00	257,381.26
Operating Expenses	175,752.84	12,811.70	12,718.55	12,934.76	8,956.48	11,128.50	10,944.06	16,914.51	14,991.10	24,389.57	10,682.91	17,177.73	0.00	153,649.88
Administrative expenses	30,953.30	2,130.19	2,048.68	3,694.98	2,527.42	2,591.46	2,788.52	2,571.35	2,638.97	2,475.57	2,493.61	2,658.05	0.00	28,618.82
General expenses	6,526.09	423.62	623.98	661.79	746.02	685.77	620.97	738.66	470.90	532.27	908.84	420.73	0.00	6,833.56
Depreciation	2,669.53	216.00	215.57	214.31	214.30	210.58	201.29	199.07	198.75	198.26	191.10	190.40	0.00	2,249.63
Other expenses	135,603.91	10,041.89	9,830.31	8,363.68	5,468.74	7,640.69	7,333.28	13,405.43	11,682.47	21,183.47	7,089.36	13,908.55	0.00	115,947.87
Net Income before provision for loan losses	93,490.55	9,416.07	6,666.36	7,319.25	6,638.16	9,154.28	8,822.05	10,958.84	8,736.53	10,703.70	12,923.71	12,392.45	0.00	103,731.39
Provision for loan losses	-1,217.37	0.00	0.00	-16.42	0.00	222.61	3,462.26	0.00	0.00	3,771.88	0.00	0.00	0.00	7,440.32
Net Income	94,707.92	9,416.07	6,666.36	7,335.67	6,638.16	8,931.67	5,359.79	10,958.84	8,736.53	6,931.82	12,923.71	12,392.45	0.00	96,291.07

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama

(website: http://www.superbancos.gob.pa).